Exhibit 99.1

Healthpeak Properties^{TM} Reports Second Quarter 2020 Results

IRVINE, CA, August 4, 2020 -- Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the second quarter ended June 30, 2020. For the quarter, we generated net income of $0.09 per share, NAREIT FFO of $0.34 per share, FFO as Adjusted of $0.40 per share and blended Total Same-Store Portfolio Cash NOI results of (2.2%).

SECOND QUARTER 2020 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– The COVID-19 pandemic continues to evolve rapidly. In order to provide more up-to-date information about the impact of COVID-19 on Healthpeak, we have included certain key operating metrics through July 2020 in this release.

– Balance sheet and liquidity:
  - In June 2020, issued $600 million of 2.875% senior unsecured notes due 2031 and used proceeds to redeem all of Healthpeak's outstanding $300 million 3.150% senior unsecured notes due August 2022 and to repurchase $250 million of Healthpeak's 4.250% senior unsecured notes due November 2023, pursuant to a tender offer completed in June 2020. Healthpeak incurred losses on debt extinguishment of $26 million in June and approximately $18 million in July in connection with the refinancings. Following these transactions, Healthpeak has no material scheduled debt maturities until November 2023.
  - As of July 31, 2020, had $2.85 billion of liquidity including full availability on Healthpeak's $2.5 billion revolving credit facility and approximately $350 million of cash and cash equivalents.

– Transactions:
  - In June 2020, closed on the previously announced sale of the three Frost Street medical office buildings in San Diego, CA, generating proceeds of approximately $106 million, representing a cash capitalization rate of 6.0%.
  - In April 2020, closed on the previously announced $320 million life science acquisition of The Post, a 426,000 square foot life science property located within the Route 128 submarket of Boston, Massachusetts. The stabilized cash and GAAP capitalization rates are 5.1% and 6.5%, respectively.

– Development completion:
  - Delivered a 52,000 square foot, three-story Class A medical office building, located on HCA's campus of Lee's Summit Medical Center, in Lee's Summit, Missouri. The development was 51% leased to HCA upon delivery.

– Development leasing:
  - In July 2020, signed two leases totaling 60,000 square feet, with a weighted average lease term of 8.5 years, bringing the 75 Hayden Avenue development to 100% leased. The project is expected to be completed and delivered in the third quarter of 2021.
  - In June 2020, signed a 17-year lease with a full-building user totaling 74,000 square feet at our Boardwalk development project in San Diego, California. The 190,000 square foot Class A, three-building development is now 39% pre-leased.

– Declared quarterly common stock cash dividend of $0.37 per share to be paid on August 25, 2020, to stockholders of record as of the close of business on August 14, 2020.

– Published 9th annual ESG Report covering 2019 environmental, social and governance (ESG) initiatives and progress; and named to Corporate Responsibility Magazine's 100 Best Corporate Citizens List for the second consecutive year.

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ 51,131	$ 0.09	$ (13,991)	$ (0.03)
NAREIT FFO, diluted	182,367	0.34	199,906	0.41
FFO as Adjusted, diluted	216,547	0.40	214,385	0.44
AFFO, diluted	193,790		196,551	

NAREIT FFO, FFO as Adjusted, AFFO, Same-Store Cash NOI, Net Debt and Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2020 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date SS Cash NOI growth:

Year-Over-Year Total SS Portfolio Cash NOI Growth

	Three Month	Year-To-Date	% of SS
Medical office	1.3%	1.8%	42.5%
Life science	7.3%	5.3%	34.6%
Senior housing[(1)(2)]	(21.2)%	(6.2)%	19.2%
Other non-reportable segments ("Other")	2.9%	4.1%	3.8%
Total Portfolio[(1)(2)]	**(2.2%)**	**1.4%**	**100.0%**

(1) Same-Store year-over-year three-month Portfolio Cash NOI growth includes government grants under the CARES Act of $1.9 million and identifiable COVID-19 expenses of $6.3 million in the SHOP portfolio.

(2) Same-Store year-over-year year-to-date Portfolio Cash NOI growth includes government grants under the CARES Act of $0.4 million and identifiable COVID-19 expenses of $4.1 million in the SHOP portfolio.

JULY 2020 PRELIMINARY UPDATES (Life Science, Medical Office and Hospitals)

July 2020 data is based on preliminary information and is subject to change. (SF = square feet)

Indicator	As of, or for the month ended, July 31, 2020 (unless otherwise noted)	Commentary
LIFE SCIENCE		
Occupancy	96.3%	Down 60 bps since June 30 due to known vacates
Leasing	102,000 SF of executed leases (82,000 SF of new leasing)	Year-to-date ahead of original expectations
Letters of Intent	169,000 SF of executed LOIs in lease documentation (78,000 SF of new leasing)	96% of new leasing commitments driven by existing tenants looking to expand
July Rent Payments	99% received	Ahead of June collections
Rent Relief Requests	No new material requests in July	In June, finalized short-term deferrals with 2 tenants totaling approximately $1 million
MEDICAL OFFICE		
Occupancy	91.1%	Unchanged from June 30
Leasing	230,000 SF of executed leases (28,000 SF of new leasing)	Year-to-date ahead of original expectations
Letters of Intent	367,000 SF of executed LOIs in lease documentation (121,000 SF of new leasing)	Slightly lower than monthly average but YTD above 2019
July Rent Payments	98% of contractual rents received	Deferral program represents previously announced program done in conjunction with HCA
Rent Deferral Payments	96% of rent deferrals due in July have been paid	$6 million in total rent deferrals (267 tenants); $1 million to be paid back per month
HOSPITALS		
July Rent Payments	100% received	

JULY 2020 PRELIMINARY UPDATES (Senior Housing)

July 2020 data is based on preliminary information and is subject to change. (SF = square feet)

Indicator	As of, or for the month ended, July 31, 2020 (unless otherwise noted)		Commentary
SENIOR HOUSING: SHOP[1][2][3]			
Occupancy	Spot occupancy (July 31): 77.8% Average Daily Census (July): 77.8%		Spot declined 110 bps vs. June 30 Average Daily Census declined 50 bps vs. June
Move-ins	Declined 62% vs. July 2019; Declined 32% vs. June 2020		86% of our properties are now accepting move-ins
Move-outs	Declined 19% vs. July 2019; Declined 1% vs. June 2020		July is the third consecutive month move-outs declined
Leads	Declined 31% vs. July 2019; Declined 2% vs. June 2020		Operators continue to prioritize digital marketing platforms
Tours	Declined 52% vs. July 2019; Declined 8% vs. June 2020		Tours were almost entirely virtual / digital
SENIOR HOUSING: CCRC[1][2][3]			
	Spot Occupancy (July 31)	Average Daily Census (July)	Total spot occupancy decreased 20 bps vs. June 30
IL/AL/MC Occupancy	82.7%	82.9%	
SNF Occupancy	62.7%	60.2%	Total average daily census declined 40 bps vs. June
Total Occupancy	79.3%	79.1%	
IL/AL/MC Move-ins	Declined 78% vs. July 2019; Declined 72% vs. June 2020		93% of our IL/AL/MC properties are now accepting move-ins. For CCRCs the last month of a quarter is typically a stronger leasing month
IL/AL/MC Move-outs	Declined 28% vs. July 2019; Declined 12% vs. June 2020		July is the second consecutive month move-outs declined
IL/AL/MC Leads	Declined 17% vs. July 2019; Declined 2% vs. June 2020		Operators continue to prioritize digital marketing platforms
IL/AL/MC Tours	Increased 43% vs. July 2019; Increased 94% vs. June 2020		Tours were almost entirely virtual / digital
SENIOR HOUSING (SHOP and CCRC) EXPENSE UPDATE			
Q2 2020 Expense Results (July not yet available)	The COVID-19 impact on total expenses was ~1.6%		Second quarter total expenses were incrementally ~1.6% higher than original 2020 expectations, which is below the low end of the outlook range of 5-15% provided in May. COVID-19 related expenses were in-line with expectations, with the favorable expense variance driven by lower than expected compensation, marketing and repairs and maintenance.
SENIOR HOUSING: NNN TENANT UPDATES			
July Rent Payments	97% received + 3% deferred		
SENIOR HOUSING: KNOWN COVID-19 POSITIVE CASES			
Based on the reports Healthpeak receives from its operators across 218 properties, as of July 31, 2020, Healthpeak had 111 properties managed by 15 different operators with confirmed resident COVID-19 cases, and 59 of those affected properties had experienced resident deaths.			New COVID positive resident cases in our senior housing facilities as of late July have declined by more than 50% from the peak in mid-April. 80 of our 111 COVID-19 resident positive properties are 14 or more days from the most recent exposure.

(1) Properties that are held for sale, in redevelopment or in development are excluded from reporting statistics.

(2) Move-in and move-out data exclude skilled nursing beds in our SHOP and CCRC portfolios given the Medicare residents usually have lengths of stay of 30 days or less.

(3) Skilled nursing units in our portfolio received $14.9 million of Coronavirus Aid, Relief, and Economic Security ("CARES") Act funding in 2Q20. This represents pro rata funding provided to all Medicare providers.

2020 OUTLOOK UPDATE

Please see pages 44 - 46 in the Second Quarter 2020 Supplemental Report for a revised outlook and earnings framework.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, August 5, 2020, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the second quarter ended June 30, 2020. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 3883068. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through August 5, 2021, and a telephonic replay can be accessed through August 12, 2020, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10145906.Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Senior Housing and Medical Office, designed to provide stability through the inevitable industry cycles. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting the eviction of our tenants, including new governmental efforts in response to COVID-19; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Barbat Rodgers
Senior Director – Investor Relations
949-407-0400

Healthpeak Properties, Inc.
Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	June 30, 2020	December 31, 2019
Assets		
Real estate:		
Buildings and improvements	$ 12,841,242	$ 11,120,039
Development costs and construction in progress	678,146	692,336
Land	2,113,871	1,992,602
Accumulated depreciation and amortization	(2,846,260)	(2,771,922)
Net real estate	12,786,999	11,033,055
Net investment in direct financing leases	44,706	84,604
Loans receivable, net of reserves of $14,115 and $0	253,774	190,579
Investments in and advances to unconsolidated joint ventures	460,386	825,515
Accounts receivable, net of allowance of $9,487 and $4,565	73,432	59,417
Cash and cash equivalents	730,957	144,232
Restricted cash	105,684	40,425
Intangible assets, net	537,555	331,693
Assets held for sale, net	378,708	504,394
Right-of-use asset, net	193,729	172,486
Other assets, net	750,510	646,491
Total assets	$ 16,316,440	$ 14,032,891
Liabilities and Equity		
Bank line of credit and commercial paper	$ —	$ 93,000
Term loan	249,062	248,942
Senior unsecured notes	5,992,193	5,647,993
Mortgage debt	487,532	276,907
Intangible liabilities, net	110,732	74,991
Liabilities of assets held for sale, net	32,648	36,369
Lease liability	177,029	156,611
Accounts payable, accrued liabilities, and other liabilities	847,080	540,924
Deferred revenue	751,443	289,680
Total liabilities	8,647,719	7,365,417
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 538,317,896 and 505,221,643 shares issued and outstanding	538,318	505,222
Additional paid-in capital	10,222,728	9,183,892
Cumulative dividends in excess of earnings	(3,660,187)	(3,601,199)
Accumulated other comprehensive income (loss)	(2,186)	(2,857)
Total stockholders' equity	7,098,673	6,085,058
Joint venture partners	370,347	378,061
Non-managing member unitholders	199,701	204,355
Total noncontrolling interests	570,048	582,416
Total equity	7,668,721	6,667,474
Total liabilities and equity	$ 16,316,440	$ 14,032,891

Healthpeak Properties, Inc.
Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2020	2019	2020	2019
Revenues:				
Rental and related revenues	$ 312,363	$ 301,197	$ 627,051	$ 595,419
Resident fees and services	269,697	177,766	533,202	304,461
Income from direct financing leases	2,150	10,190	5,419	23,714
Interest income	4,230	2,414	7,918	4,127
Total revenues	588,440	491,567	1,173,590	927,721
Costs and expenses:				
Interest expense	57,550	56,942	115,926	106,269
Depreciation and amortization	178,488	165,296	367,764	297,247
Operating	315,841	213,993	691,854	382,920
General and administrative	23,720	27,120	46,069	48,475
Transaction costs	627	1,337	15,475	5,855
Impairments and loan loss reserves (recoveries), net	24,050	68,538	63,173	77,396
Total costs and expenses	600,276	533,226	1,300,261	918,162
Other income (expense):				
Gain (loss) on sales of real estate, net	82,863	11,448	247,732	19,492
Loss on debt extinguishments	(25,824)	(1,135)	(24,991)	(1,135)
Other income (expense), net	19,586	21,008	230,194	24,141
Total other income (expense), net	76,625	31,321	452,935	42,498
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	64,789	(10,338)	326,264	52,057
Income tax benefit (expense)	7,346	1,864	40,390	5,322
Equity income (loss) from unconsolidated joint ventures	(17,086)	(1,506)	(29,065)	(2,369)
Net income (loss)	55,049	(9,980)	337,589	55,010
Noncontrolling interests' share in earnings	(3,543)	(3,617)	(7,003)	(7,137)
Net income (loss) attributable to Healthpeak Properties, Inc.	51,506	(13,597)	330,586	47,873
Participating securities' share in earnings	(375)	(394)	(1,800)	(837)
Net income (loss) applicable to common shares	$ 51,131	$ (13,991)	$ 328,786	$ 47,036
Earnings per common share:				
Basic	$ 0.09	$ (0.03)	$ 0.63	$ 0.10
Diluted	$ 0.09	$ (0.03)	$ 0.63	$ 0.10
Weighted average shares outstanding:				
Basic	538,262	478,739	522,427	478,260
Diluted	538,517	478,739	523,498	479,885

Healthpeak Properties, Inc.
Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2020	2019	2020	2019
Net income (loss) applicable to common shares	$ 51,131	$ (13,991)	$ 328,786	$ 47,036
Real estate related depreciation and amortization	178,488	165,296	367,764	297,247
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	25,618	15,123	55,228	30,200
Noncontrolling interests' share of real estate related depreciation and amortization	(4,980)	(5,013)	(10,023)	(9,934)
Other real estate-related depreciation and amortization	891	1,357	2,128	3,442
Loss (gain) on sales of real estate, net	(82,863)	(11,448)	(247,732)	(19,492)
Healthpeak's share of loss (gain) on sales of real estate, net, from unconsolidated joint ventures	(1,519)	—	(9,248)	—
Noncontrolling interests' share of gain (loss) on sales of real estate, net	(3)	208	(3)	208
Loss (gain) upon change of control, net[1]	(2,528)	(11,501)	(169,962)	(11,501)
Taxes associated with real estate dispositions	335	—	(11,540)	—
Impairments (recoveries) of depreciable real estate, net	17,797	58,391	48,519	67,249
NAREIT FFO applicable to common shares	182,367	198,422	353,917	404,455
Distributions on dilutive convertible units and other	—	1,484	3,501	3,279
Diluted NAREIT FFO applicable to common shares	$ 182,367	$ 199,906	$ 357,418	$ 407,734
Diluted NAREIT FFO per common share	$ 0.34	$ 0.41	$ 0.68	$ 0.84
Weighted average shares outstanding - diluted NAREIT FFO	538,517	485,054	529,009	484,435
Impact of adjustments to NAREIT FFO:				
Transaction-related items[2]	$ 685	$ 6,435	$ 93,064	$ 12,324
Other impairments (recoveries) and other losses (gains), net[3]	6,291	10,147	(27,015)	10,147
Severance and related charges	—	3,728	—	3,728
Loss on debt extinguishments[4]	25,824	1,135	24,991	1,135
Litigation costs (recoveries)	100	(527)	206	(399)
Casualty-related charges (recoveries), net[5]	—	(6,242)	—	(6,242)
Foreign currency remeasurement losses (gains)	143	(159)	153	(187)
Tax rate legislation impact[6]	(697)	—	(3,589)	—
Total adjustments	32,346	14,517	87,810	20,506
FFO as Adjusted applicable to common shares	214,713	212,939	441,727	424,961
Distributions on dilutive convertible units and other	1,834	1,446	3,390	3,226
Diluted FFO as Adjusted applicable to common shares	$ 216,547	$ 214,385	$ 445,117	$ 428,187
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.44	$ 0.84	$ 0.88
Weighted average shares outstanding - diluted FFO as Adjusted	544,018	485,054	529,009	484,435

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(1) For the six months ended June 30, 2020, relates to the gain on consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. For the three and six months ended June 30, 2019, represents the gain related to the acquisition of the outstanding equity interests in a previously unconsolidated senior housing joint venture. Gains upon change of control are included in other income (expense), net in the consolidated statements of operations.

(2) For the six months ended June 30, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS, partially offset by the tax benefit recognized related to those expenses. The expense related to terminating the CCRC management agreements with Brookdale is included in operating expenses in the consolidated statement of operations for the six months ended June 30, 2020.

(3) For the three months ended June 30, 2020, represents additional reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")* and the impairment of an undeveloped MOB land parcel, which is classified as held-for-sale. The six months ended June 30, 2020 also includes additional reserves for loan losses under ASC 326 and a gain on sale of a hospital that was in a direct financing lease ("DFL"). For the three and six months ended June 30, 2019, represents the impairment of 13 senior housing triple-net facilities under DFLs recognized as a result of entering into sales agreements.

(4) For all periods presented, primarily represents the premium associated with the prepayment of senior unsecured notes and mortgage debt.

(5) For the three and six months ended June 30, 2019, represents incremental insurance proceeds received for property damage and other associated costs related to hurricanes in 2017.

(6) For the three and six months ended June 30, 2020, represents the tax benefit of the CARES Act extending the net operating loss carryback period to five years.

Healthpeak Properties, Inc.
Adjusted Funds From Operations
In thousands
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2020	2019	2020	2019
FFO as Adjusted applicable to common shares	$ 214,713	$ 212,939	$ 441,727	$ 424,961
Amortization of deferred compensation	4,984	4,308	8,972	7,898
Amortization of deferred financing costs	2,534	2,740	5,116	5,440
Straight-line rents	(8,316)	(5,695)	(14,544)	(11,940)
AFFO capital expenditures	(18,781)	(19,513)	(40,572)	(38,733)
Lease restructure payments	328	292	619	580
CCRC entrance fees[1]	—	4,845	—	8,340
Deferred income taxes	(6,686)	(3,897)	(1,899)	(7,629)
Other AFFO adjustments[2]	3,150	(952)	109	(2,381)
AFFO applicable to common shares	191,926	195,067	399,528	386,536
Distributions on dilutive convertible units and other	1,864	1,484	3,501	3,278
Diluted AFFO applicable to common shares	**$ 193,790**	**$ 196,551**	**$ 403,029**	**$ 389,814**
Weighted average shares outstanding - diluted AFFO	544,018	485,054	529,009	484,435

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(1) In connection with the acquisition of the remaining 51% interest in the CCRC JV in January 2020, we consolidated the 13 communities in the CCRC JV and recorded the assets and liabilities at their acquisition date relative fair values, including the CCRC contract liabilities associated with previously collected non-refundable entrance fees. In conjunction with increasing those CCRC contract liabilities to their fair value, we concluded that we will no longer adjust for the timing difference between non-refundable entrance fees collected and amortized as we believe the amortization of these fees is a meaningful representation of how we satisfy the performance obligations of the fees. As such, upon consolidation of the CCRC assets, we no longer exclude the difference between CCRC entrance fees collected and amortized from the calculation of AFFO. For comparative periods presented, the adjustment continues to represent our 49% share of non-refundable entrance fees collected by the CCRC JV, net of reserves and net of CCRC JV entrance fee amortization.

(2) Primarily includes our share of AFFO capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of AFFO capital expenditures from consolidated joint ventures.